SIMPSON THACHER & BARTLETT LLP

VIA EDGAR	May 26, 2011

Re: Chemspec International Limited
Schedule 13E-3
Filed May 3, 2011
File No. 005-85329

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Kim:

On behalf of Chemspec International Limited, a company organized under the laws of the Cayman Islands (“Chemspec” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 13, 2011 to Douglas Markel of Simpson Thacher & Bartlett LLP with respect to the Schedule 13E-3 and proxy statement, File No. 005-85329 (the “Schedule 13E-3”), filed on May 3, 2011 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the response. Please note that all references to page numbers in the responses are references to the page numbers in the amendment to the Schedule 13E-3 (the “Amendment”) filed concurrently with the submission of this letter.

NEW YORK	HONG KONG	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

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SIMPSON THACHER & BARTLETT LLP

May 26, 2011

We represent the Company. To the extent any response relates to information concerning any of Dr. Jianhua Yang, Primavera Capital (Cayman) Fund I L.P., Mr. Weinian Qi, Mr. Yunlong Yuan, Halogen Limited, Halogen Mergersub Limited or Houlihan Lokey (China) Limited, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, Chemspec is filing via EDGAR the Amendment. The Schedule 13E-3 has been amended in response to the Staff’s comments.

* * *

Proxy Statement

1.	Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). In this regard, please relocate the “Cautionary Note Regarding Forward-Looking Statement” section.

In response to the Staff’s comment, the “Cautionary Note Regarding Forward Looking Statements” section has been relocated.

Summary Term Sheet, page 4

Shareholder Vote Required to Adopt the Merger Agreement, page 6

2.	Please revise to clarify how many votes by unaffiliated security holders will be required to meet the majority of minority vote. In addition, disclose the number of votes required to meet the majority of the minority vote in the event Mr. David Yunhung Tang, who owns 9.9% of your shares, votes to approve the merger.

The Schedule 13E-3 has been amended to clarify that based on the number of Chemspec shares expected to be outstanding on the share record date, approximately 460,325,150 votes by unaffiliated security holders will be required to meet the majority of minority vote assuming that all unaffiliated security holders will be present and voting in person or by proxy at the extraordinary general meeting. Please refer to page 7 of the Amendment.

The Company respectfully advises the Staff that Dr. Tang is an unaffiliated security holder and is not a director or executive officer of the Company. The Company supplementally informs the Staff that the Company is not aware of whether or how Dr. Tang intends to vote his shares. In the event that Dr. Tang votes all of his shares to approve the merger, 247,025,150 votes by other unaffiliated security holders will be required to meet the majority of minority vote, assuming that all unaffiliated security holders will be present and voting in person or by proxy at the extraordinary general meeting. Since Dr. Tang is an unaffiliated security holder and the Company is not aware of whether or how he may choose to vote his shares, the Company believes that including the requested disclosure regarding Dr. Tang may cause confusion with respect to Dr. Tang’s involvement in the proposed merger. Furthermore, the number of shares owned by Dr. Tang has already been disclosed on page 93 of the Amendment. Therefore, the Company believes the requested disclosure is not necessary for investors to understand the shareholder vote required to approve the proposed transaction and that the current disclosure is appropriate.

SIMPSON THACHER & BARTLETT LLP

May 26, 2011

Position of Buyer Filing Persons as to Fairness, page 8

3.	Please revise the summary to include the fairness determination by the issuer and a discussion of the benefits and detriments of the merger.

The Schedule 13E-3 has been amended to reflect the Staff’s comment. Please refer to page 8 of the Amendment.

Interest of the Company’s Executive Officers and Directors in the Merger, page 9

4.	Please state whether officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

In response to the Staff’s comment, the information under the captions “Summary Term Sheet – Interests of the Company’s Executive Officers and Directors in the Merger” on pages 10 to 11 and “Special Factors – Interests of Certain Persons in the Merger” on page 57 of the Amendment has been revised.

Special Factors, page 25

5.	Please revise to discuss any alternative means considered by the subject company or the filing persons to accomplish the stated purposes and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, a new section entitled, “Alternatives to the Proposed Merger”, has been added on page 52 of the Amendment.

Reasons for the Merger and Recommendations…, page 31

6.	Please revise to discuss each filing person’s reason for undertaking the merger at this particular time, as opposed to another time, in the issuer’s operating history. Refer to Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the information under the captions “Special Factors – Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” on page 30 and “Special Factors – Purpose of and Reasons for the Proposed Merger” on page 49 of the Amendment has been revised.

SIMPSON THACHER & BARTLETT LLP

May 26, 2011

7.	Please revise to clarify whether the board adopts the analysis and conclusions of Independent Committee. We note that the board adopts the “recommendations and analysis” of the Independent Committee.

The Schedule 13E-3 has been amended to reflect the Staff’s comment. Please refer to page 36 of the Amendment.

8.	We note that the board believes that the merger is fair to the “holders of the Company’s Shares and ADS (other than holders of the Excluded Shares),” which includes other affiliates, such as officers and directors. Please revise throughout the document to consistently state whether the going private transaction is substantively and procedurally fair to the unaffiliated security holders of Chemspec. Refer to Item 1014(a) of Regulation M-A, which requires a fairness determination targeted towards unaffiliated shareholders.

In response to the Staff’s comment, revisions have been made throughout the Amendment.

9.	We note that the board considered the historical market prices. Please revise to further address whether the board considered the higher market prices of up to $9.65 during the past two years. Refer to Instruction 2(iv) to Item 1014 of Regulation M-A.

The Schedule 13E-3 has been amended to reflect the Staff’s comment. Please refer to page 34 of the Amendment.

Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger, page 37

10.	Please revise the second bullet point to address the highest stock price during the same 52-week period. In addition, please revise to address historical stock prices during the past two years.

The Schedule 13E-3 has been amended to reflect the Staff’s comment. Please refer to page 37 of the Amendment.

Certain Financial Projections, page. 40

11.	We note that Houlihan Lokey also derived projected costs of goods sold, projected selling, general and administrative expenses and projected depreciation expenses for the fiscal years 2011 through 2013. Please revise to disclose these projections.

The Schedule 13E-3 has been amended to reflect the Staff’s comment. Please refer to page 41 of the Amendment.

SIMPSON THACHER & BARTLETT LLP

May 26, 2011

Opinion of the Independent Committee’s Financial Advisor, page 42

12.	We note the limitation on reliance by security holders appearing on page 44 and page B-3 of the opinion. This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term “solely.” Alternatively, if you retain this limitation, disclose the basis for the financial advisor’s belief that security holder cannot rely upon the opinion including whether the financial advisor intends to assert the substance of the disclaimer as a defense to security holder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such security holder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also, disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

The Company respectfully advises the Staff that Houlihan Lokey has indicated to the Company that the “solely in its capacity as such” referenced on page 44 of the Amendment and page B-3 of the fairness opinion of Houlihan Lokey is not a reference to who can and cannot rely on the opinion. Rather, Houlihan Lokey has informed the Company that such reference relates to the furnishing of the opinion for the use of the independent committee, solely in its capacity as the independent committee, as opposed to in its capacity as the board, or to the individual members of the independent committee in any other potential capacity. Houlihan Lokey has informed the Company that the clause in no way addresses the legal issues as to whether, or to what extent, unaffiliated shareholders can rely on the opinion. As such, Houlihan Lokey, through the Company, respectfully submits that the referenced language is not reflective of the concerns raised by the Staff in the past as indicated in section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

13.	For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the implied per ADS values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average, mean or median values calculated for enterprise value and adjusted EBITDA. Please include comparable information for the issuer. It may be helpful if this additional information is disclosed in tabular format. Please revise to quantify multiples, rates or ranges and discuss why particular multiples, rates or ranges were used in each analysis.

The Schedule 13E-3 has been amended to reflect the Staff’s comment. Please refer to pages 45 through 47 of the Amendment.

SIMPSON THACHER & BARTLETT LLP

May 26, 2011

14.	Please revise to address how the financial advisor concluded that the price was fair when the merger consideration is at the low-end of the ranges of implied value per ADS under the selected transactions and discounted cash flow analyses.

The Company respectfully advises the Staff that the proposed merger consideration falls within the range of values derived from each of the analyses conducted by Houlihan Lokey. As noted on page 44 of the Amendment, “Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor.” In addition, Houlihan Lokey has informed the Company that, in reaching its views as to valuation ranges with respect to any specific methodology, it did not place any greater reliance on any portion of a valuation range than any other portion of such valuation range; hence, the selection of a valuation range, as opposed to a valuation point estimate. Thus, the Company respectfully advises the Staff that Houlihan Lokey is not aware of any additional language that could be included to address this issue.

Other Matters, page 48

15.	Please revise to quantify the compensation paid to Houlihan Lokey. Refer to Item 1015(b)(4) of Regulation M-A.

The Schedule 13E-3 has been amended to reflect the Staff’s comment. Please refer to page 48 of the Amendment.

Effects of the Proposed Merger on the Company, page 49

16.	Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

The Schedule 13E-3 has been amended to reflect the Staff’s comment. Please refer to page 50 of the Amendment.

SIMPSON THACHER & BARTLETT LLP

May 26, 2011

Transactions with affiliates, page 57

17.	We note that you refer to transactions described in your annual report. Please revise to describe in this section any agreements or arrangements and any conflicts of interest in connection with the Scheme. Refer to Item 1005(d) of Regulation M-A. For each agreement or arrangement already disclosed, please revise to ensure that the nature of the affiliation is clearly described.

The Company respectfully advises the Staff that the arrangements referenced in the current disclosure are historical transactions and were not made in connection with the proposed merger. In response to the Staff’s comment, the Schedule 13E-3 has been amended to clarify the disclosure. Please refer to pages 58 through 59 of the Amendment.

Financial Information, page 85

18.	In view of your decision to incorporate financial information by reference under Item 13 of Schedule 13E-3, complete summarized financial information of the issuer is required under Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise to include all of the issuer’s summarized financial information.

The Schedule 13E-3 has been amended to reflect the Staff’s comment. Please refer to pages 89 through 90 of the Amendment.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of Chemspec, Dr. Jianhua Yang, Primavera Capital (Cayman) Fund I L.P., Mr. Weinian Qi, Mr. Yunlong Yuan, Halogen Limited and Halogen Mergersub Limited, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or Chemspec’s filings, please contact me at (86 10) 5965-2989.

Very truly yours,

By:	/s/ Douglas C. Markel
	Name:	Douglas C. Markel

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 filed by Chemspec:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Chemspec International Limited

By:	/s/ Zixin Wang
	Name:	Zixin Wang
	Title:	Vice President and Director

Halogen Limited

By:	/s/ Jianhua Yang
	Name:	Jianhua Yang
	Title:	Director

By:	/s/ Jie Lian
	Name:	Jie Lian
	Title:	Director

Halogen Mergersub Limited

By:	/s/ Jianhua Yang
	Name:	Jianhua Yang
	Title:	Director

By:	/s/ Jie Lian
	Name:	Jie Lian
	Title:	Director

Primavera Capital (Cayman) Fund I L.P.

By: Primavera Capital (Cayman) GP1 L.P., its General Partner

By: Primavera (Cayman) GP1 Ltd, its General Partner

By:	/s/ Fred Hu
	Name:	Fred Hu
	Title:	Director

Jianhua Yang

By:	/s/ Jianhua Yang
	Name:	Jianhua Yang

Weinian Qi

By:	/s/ Weinian Qi
	Name:	Weinian Qi

Yunlong Yuan

By:	/s/ Yunlong Yuan
	Name:	Yunlong Yuan